UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
FIAT CHRYSLER AUTOMOBILES N.V.

(Exact name of the registrant as specified in its charter)

Netherlands	001-36675	61-1818372
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

25 St. James’s Street London SW1A 1HA United Kingdom	Not applicable
(Address of principal executive offices)	(Zip Code)
Carl Smiley
Chief Purchasing & Supply Chain Officer
(248) 512-2950
 _____________________________________________________________________________________________________
(Name and telephone number, including area code, of the
person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Our Conflict Minerals Report for the calendar year ended December 31, 2019 is filed as Exhibit 1.01 to this Form SD and is publicly available at https://www.fcagroup.com/en-US/investors/financial_regulatory/Pages/sec_filings.aspx. The website and its content are not incorporated by reference into this report.

Item 1.02 Exhibit

Our Conflict Minerals Report for the calendar year ended December 31, 2019 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 1, 2020	Fiat Chrysler Automobiles N.V. (Registrant)

/s/ Carl Smiley
Carl Smiley
Chief Purchasing & Supply Chain Officer